# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NextNav Inc., CIK 0001865631
CUSIP: 65345N106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11911 Freedom Drive, Suite 200, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001062993-25-006597
Filed by CIK 0002024046

## Reporting persons
- FIG Buyer GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,108,944; sole dispositive power 0; shared dispositive power 20,108,944; aggregate amount beneficially owned 20,108,944 (14.6% of the class)
- FCOF V UST LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,678,054; sole dispositive power 0; shared dispositive power 11,678,054; aggregate amount beneficially owned 11,678,054 (8.5% of the class)
- FCOF V CDG Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,658,944; sole dispositive power 0; shared dispositive power 15,658,944; aggregate amount beneficially owned 15,658,944 (11.4% of the class)
- FCO Fund V GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,108,944; sole dispositive power 0; shared dispositive power 20,108,944; aggregate amount beneficially owned 20,108,944 (14.6% of the class)
- Fortress Credit Opportunities V Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,108,944; sole dispositive power 0; shared dispositive power 20,108,944; aggregate amount beneficially owned 20,108,944 (14.6% of the class)
- Hybrid GP Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,108,944; sole dispositive power 0; shared dispositive power 20,108,944; aggregate amount beneficially owned 20,108,944 (14.6% of the class)
- Hybrid GP Holdings (Cayman) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,108,944; sole dispositive power 0; shared dispositive power 20,108,944; aggregate amount beneficially owned 20,108,944 (14.6% of the class)
- FIG LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,108,944; sole dispositive power 0; shared dispositive power 20,108,944; aggregate amount beneficially owned 20,108,944 (14.6% of the class)
- Fortress Operating Entity I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,108,944; sole dispositive power 0; shared dispositive power 20,108,944; aggregate amount beneficially owned 20,108,944 (14.6% of the class)
- FIG Blue LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,108,944; sole dispositive power 0; shared dispositive power 20,108,944; aggregate amount beneficially owned 20,108,944 (14.6% of the class)
- Fortress Investment Group LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,108,944; sole dispositive power 0; shared dispositive power 20,108,944; aggregate amount beneficially owned 20,108,944 (14.6% of the class)
- FINCO I Intermediate Holdo LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,108,944; sole dispositive power 0; shared dispositive power 20,108,944; aggregate amount beneficially owned 20,108,944 (14.6% of the class)
- FINCO I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,108,944; sole dispositive power 0; shared dispositive power 20,108,944; aggregate amount beneficially owned 20,108,944 (14.6% of the class)
- FIG Parent, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,108,944; sole dispositive power 0; shared dispositive power 20,108,944; aggregate amount beneficially owned 20,108,944 (14.6% of the class)
- Foundation Holdco LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,108,944; sole dispositive power 0; shared dispositive power 20,108,944; aggregate amount beneficially owned 20,108,944 (14.6% of the class)
- CF NNAV-E LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,678,054; sole dispositive power 0; shared dispositive power 11,678,054; aggregate amount beneficially owned 11,678,054 (8.5% of the class)

## Item 1. Issuer
Name of issuer: NextNav Inc.
Address of issuer's principal executive offices: 11911 Freedom Drive, Suite 200, Reston, Virgina 20190

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons") with respect to shares of Common Stock, par value $0.0001 per share (the "Common Stock") of NextNav Inc. (the "Issuer"):

(i) CF NNAV-E LLC, a Delaware limited liability company ("CF NNAV-E"), directly holds shares of Common Stock (the "NNAV-E Shares").
(ii) FCOF V UST LLC, a Delaware limited liability company ("FCOF V UST"), is the holder of a majority of interests of CF NNAV-E and may therefore be deemed to beneficially own the NNAV-E Shares.
(iii) FCOF V CDG Investments LLC, a Delaware limited liability company, is the holder of a majority of interests of FCOF V UST and, collectively with certain investment funds, holds a 100% interest in the majority member of CF NNAV-CNV LLC ("CF NNAV-CNV"), which directly holds $50 million aggregate principle amount of the Issuer's 5.00% Senior Secured Convertible Notes due 2028 (the "NNAV-CNV Notes") and may therefore be deemed to beneficially own the NNAV-E Shares and the shares underlying the NNAV-CNV Notes.
(iv) FCO Fund V GP LLC, a Delaware limited liability company ("FCO Fund V GP") is the general partner of certain investment funds that own a majority of interests in CF NNAV-E and CF NNAV-P LLC, a Delaware limited liability company ("CF NNAV-P" and together with CF NNAV-E and CF NNAV-CNV, the "Holders"), that directly holds additional shares of Common Stock (the "NNAV-P Shares) and warrants exercisable for shares of Common Stock (the "NNAV-P Warrants"), and may therefore be deemed to beneficially own the NNAV-E Shares, the NNAV-P Shares, and the shares underlying the CF-NNAV-P Warrants (together with the shares underlying the NNAV-CNV Notes, the "Shares")
(v) Fortress Credit Opportunities V Advisors LLC, a Delaware limited liability company ("FCO V Advisors"), is the investment advisor of certain investment funds that own a majority of interests in the Holders and may therefore be deemed to beneficially own the Shares.
(vi) FIG LLC, a Delaware limited liability company, is the holder of all of the issued and outstanding interests of FCO V Advisors and may therefore be deemed to beneficially own the Shares.
(vii) Hybrid GP Holdings (Cayman) LLC, a Delaware limited liability company, is the holder of all of the issued and outstanding interests of FCO Fund V GP and may therefore be deemed to beneficially own the Shares.
(viii) Hybrid GP Holdings LLC, a Delaware limited liability company, is the holder of all the issued and outstanding interests of Hybrid GP Holdings (Cayman) LLC and may therefore be deemed to beneficially own the Shares.
(ix) Fortress Operating Entity I LP, a Delaware limited partnership, is the holder of all the issued and outstanding shares of FIG LLC and Hybrid GP Holdings LLC, and may therefore be deemed to beneficially own the Shares.
(x) FIG Blue LLC, a Delaware corporation, is the general partner of Fortress Operating Entity I LP and may therefore be deemed to beneficially own the Shares.
(xi) Fortress Investment Group LLC, a Delaware limited liability company, is the holder of all the issued and outstanding shares of FIG Corp. and may therefore be deemed to beneficially own the Shares.
(xii) FINCO I Intermediate Holdco LLC, a Delaware limited liability company ("FINCO I IH"), is the sole member of Fortress Investment Group and may therefore be deemed to beneficially own the Shares.
(xiii) FINCO I LLC, a Delaware limited liability company, is the sole member of FINCO I IH and may therefore be deemed to beneficially own the Shares.
(xiv) FIG Parent, LLC, a Delaware limited liability company ("FIG Parent"), is the sole member of FINCO I LLC and may therefore be deemed to beneficially own the Shares.
(xv) Foundation Holdco LP, a Delaware limited partnership ("Foundation Holdco"), is the sole member of FIG Parent and may therefore be deemed to beneficially own the Shares.
(xvi) FIG Buyer GP, LLC, a Delaware limited liability company ("FIG Buyer"), is the general partner of Foundation Holdco and may therefore be deemed to beneficially own the Shares.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.
Citizenship: See Item 4 of each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page. The amounts reported herein assume the conversion of the NNAV-CNV Notes for an aggregate of 3,980,890 shares of Common Stock and the exercise of NNAV-P Warrants held by NNAV-P for an aggregate of 1,950,000 shares of Common Stock. The NNAV-CNV Notes are convertible at any time into shares of Common Stock at a conversion rate per $1,000 aggregate principle amount of $79.6178 per share. NNAV-P currently holds warrants exercisable for 1,950,000 shares of Common Stock at exercise prices ranging from $12.56 - $20.00 per share.
Percent of class: See Item 11 of each cover page. The percentages set forth herein are based on 131,451,767 outstanding shares of Common Stock, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2025, and assume the conversion of the NNAV-CNV Notes into 3,980,890 shares of Common Stock and the exercise of NNAV-P Warrants for 1,950,000 shares of Common Stock.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FIG Buyer GP LLC: /s/ David N. Brooks, David N. Brooks, Secretary (04/04/2025)
- FCOF V UST LLC: /s/ David N. Brooks, David N. Brooks, Secretary (04/04/2025)
- FCOF V CDG Investments LLC: /s/ David N. Brooks, David N. Brooks, Secretary (04/04/2025)
- FCO Fund V GP LLC: /s/ David N. Brooks, David N. Brooks, Secretary (04/04/2025)
- Fortress Credit Opportunities V Advisors LLC: /s/ David N. Brooks, David N. Brooks, Secretary (04/04/2025)
- Hybrid GP Holdings LLC: /s/ David N. Brooks, David N. Brooks, Secretary (04/04/2025)
- Hybrid GP Holdings (Cayman) LLC: /s/ David N. Brooks, By: Hybrid GP Holdings LLC, By: David N. Brooks, Secretary (04/04/2025)
- FIG LLC: /s/ David N. Brooks, David N. Brooks, Secretary (04/04/2025)
- Fortress Operating Entity I LP: /s/ David N. Brooks, David N. Brooks, Secretary (04/04/2025)
- FIG Blue LLC: /s/ David N. Brooks, David N. Brooks, Secretary (04/04/2025)
- Fortress Investment Group LLC: /s/ David N. Brooks, David N. Brooks, Secretary (04/04/2025)
- FINCO I Intermediate Holdo LLC: /s/ David N. Brooks, David N. Brooks, Secretary (04/04/2025)
- FINCO I LLC: /s/ David N. Brooks, David N. Brooks, Secretary (04/04/2025)
- FIG Parent, LLC: /s/ David N. Brooks, David N. Brooks, Secretary (04/04/2025)
- Foundation Holdco LP: /s/ David N. Brooks, By: FIG Buyer GP, LLC, its general partner, By: David N. Brooks, Secretary (04/04/2025)
- CF NNAV-E LLC: /s/ David N. Brooks, David N. Brooks, Secretary (04/04/2025)